

Mail Stop 3030

January 26, 2009

Via Facsimile and U.S. Mail

Mr. William A. Priddy, Jr.
Chief Financial Officer
RF Micro Devices, Inc.
7628 Thorndike Road
Greensboro, North Carolina

>   Re: **RF Micro Devices, Inc.**
>   **Form 10-K for the Year Ended March 29, 2008**
>   **Filed May 28, 2008**
>   **Form 10-Q for the Quarter Ended September 27, 2008**
>   **Form 8-K Dated December 4, 2008**
>   **File No. 000-22511**

Dear Mr. Priddy:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 29, 2008

Item 7. Management's Discussion and Analysis, page 26

1.   We refer to your disclosure under the caption "Revenue" on page 28. We note minimal, if any, discussion and analysis as to how your recent acquisitions and other factors contributed to the changes in your revenues. In your future filings, as appropriate, please include a more detailed discussion and analysis which provides your investors with more insight into, and quantification of, the factors causing your revenues to increase or decline during the periods presented. Include, if appropriate, the amount of revenues contributed to the period from recent significant acquisitions.

Item 8. Financial Statements and Supplementary Data, page 43

Note 2. Summary of Significant Accounting Policies and Other Matters, page 50

-Intangible Assets and Goodwill, page 52

2.   We note your disclosures here and on pages 37-38 related to how you evaluate goodwill for impairment. Please tell us and revise this note and your Critical Accounting Policies section of MD&A in future filings to disclose in more detail how you evaluate your goodwill for impairment. In this regard, please discuss the following:

•   The reporting unit level at which you test goodwill for impairment and your basis for that determination.

•   Since you use both an income approach (discounted cash flow) and a market approach (allocation of market capitalization method and guideline company method) to evaluate your goodwill for impairment, please disclose how each approach differs, the benefits of each method, why management selected these methods as being most meaningful, how you weight each method used and the basis for that weighting.

•   Provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

•   To the extent the valuation assumptions and methodologies used for valuing goodwill have changed since prior periods, disclose the reasons for the changes and the impact of the changes.

Note 7. Business Combinations, page 66

3.   We note that you have allocated $127.5 million of the purchase price of the Sirenza Microdevices, Inc. (Sirenza) acquisition to developed technologies. Please tell us and revise this note in future filings to disclose the nature of the developed technologies that

RF Micro Devices, Inc.
Mr. William A. Priddy, Jr.
January 26, 2009
Page 3

you acquired and how these developed technologies meet the definition of an intangible asset outlined in paragraph 39 of SFAS 141.   Within your discussion, please explain the products that were feasible at the date of the acquisition.

4.   We note that you have allocated $13.9 million of the purchase price for Sirenza. to in-process research and development expense (IPR&D). Please revise this note and MD&A in future filings to provide the following disclosures related to each IPR&D charge:

- Describe each significant IPR&D project acquired;

- Present in tabular format the fair value assigned to each project acquired and projected costs to complete by project;

- For each project, disclose in MD&A the status of the development, stage of completion at acquisition date, the nature and timing of the remaining efforts for completion, anticipated completion date and the date you will begin benefiting from the projects, the risks and uncertainties associated with completing development within a reasonable period of time, and the risks involved if the IPR&D projects are not completed on a timely basis.

5.   We note that the excess of the purchase price over the net assets acquired within the Sirenza acquisition resulted in preliminary goodwill of approximately $591.6 million. Please tell us and revise this note in future filings to include a discussion of the factors that contributed to a purchase price that resulted in recognition of a significant amount of goodwill. Refer to paragraph 51(b) of SFAS 141.

Note 9. Long-Term Debt, page 70

6.   Please explain to us how you are accounting for the $200 million and $175 million convertible subordinated notes issued fiscal year 2007 and how you have applied the guidance in EITF 00-19 in evaluating whether the various features of these notes, including for example, the conversion feature, a put option subject to a fundamental change, etc., are embedded derivatives that you should separate from the debt host, record as liabilities and account for at fair value under SFAS 133. Please provide us with your analysis of each of these features under paragraphs 12-32 of EITF 00-19.

Note 12. Income Taxes, page 73

7.   We note that during the first quarter of fiscal 2008, you reversed $31.6 million of the valuation allowance on your domestic federal and state deferred tax assets. Please tell us and revise your disclosure here and in MD&A in future filings to discuss uncertainties surrounding the realization of the deferred tax asset and the material assumptions underlying your determination that the valuation allowance was required as of March 31, 2007 but was no longer required as of June 30, 2008 and March 29, 2008. If the asset's

realization is dependent on material improvements over present levels of consolidated pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other non-routine transactions, describe these assumed future events, quantified to the extent practicable, in the MD&A. Also, if significant objective negative evidence indicates uncertainty regarding realization of the deferred asset, identify the countervailing positive evidence relied upon by management in its decision not to establish a full allowance against the asset.

8.   Further to the above, we note from page 5 of your September 27, 2008 Form 10-Q that you recognized a pre-tax loss of $59.1 million for the six months ended September 27, 2008. We further note from your Item 2.06 Form 8-K dated January 19, 2009 that you expect to record a non-cash charge of up to $700 million to reflect an impairment of your goodwill and intangible assets and a non-cash charge of approximately $40-$50 million to reflect an impairment of your property and equipment in your third quarter ended December 27, 2008 as a result of "the adverse impact on the current macroeconomic business environment on RFMD's financial outlook." Please tell us and revise your MD&A in future filings to disclose how these current period losses and your expectation to record significant impairment charges have impacted your conclusion that it is more likely than not that your deferred tax assets will be realized as of September 27, 2008. As appropriate, discuss how your actual results from June 30, 2007 through September 27, 2008 have compared to the projections you used as part of your June 30, 2007 determination that it was more likely than not that the deferred tax assets would be realized.

Item 11. Executive Compensation, page 86

9.   We refer to your disclosure under the caption "Retention and Incentive Equity Awards" on page 18 of the proxy statement, that you have incorporated by reference into your Form 10-K. We note minimal, if any, discussion and analysis as to how the annual stock option grants and stock awards were determined. In your future filings, as applicable, please include substantive analysis and insight into how your compensation committee made its stock option grant and stock award determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the compensation committee determined the actual number of shares underlying the stock options and stock awards that were granted to your named executive officers and how and why those awards varied among the named executive officers.

Forms 10-Q for Quarter Ended June 28, 2008 and September 27, 2008

Item 4. Controls and Procedures

10.   We note your disclosure that your "Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective to enable

the Company to record, process, summarize and report in a timely manner the information that the Company is required to disclose in its Exchange Act reports." Please revise your future filings on Form 10-Q to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). We note in this regard, that your disclosure regarding your disclosure controls and procedures in your annual report on Form 10-K appears to be in the proper form.

Form 8-K Dated December 4, 2008

11.   We note that you provide a forecast of your non-GAAP diluted earnings per share for the December 2008 quarter. Please revise your future filings to provide a reconciliation of this non-GAAP measure to the most directly comparable GAAP measure. Refer to the guidance in Item 100(a)(2) of Regulation G.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551- 3269, or Tim Buchmiller, Reviewing Attorney, at (202) 551-3635 if you have questions on any other comments. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief